Place Technology @PlaceTechnology · May 4

Place Technology is raising money from new investors. View the terms and learn more on Wefunder.

Legal disclosure: bit.ly/32Aaay4



Great Product
Proven Leadership Team
Award-Winning Culture
place
View Terms On WEFUNDER
WEBSITE

Credit/debit card > Wefunder > Image Ads v1

Place Technology @PlaceTechnology · Apr 23

✅ Proven leadership team
✅ Great product
✅ Award-winning culture

Place Technology is raising money from new investors. See the terms and learn more on Wefunder.

Legal disclosure: bit.ly/32Aaay4



January 2020
Product Launch & First Sales
November 2020
4,400% Revenue Growth YTD
March 2021
#3 in our Category
on WEFUNDER
WEBSITE

Credit/debit card > Wefunder > Image Ads v1